FORM 6-K/A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House

Castle Quay

St Helier

Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

EXPLANATORY NOTE

EXHIBIT 99.1 REPLACES AND SUPERSEDES THE CONSOLIDATED FINANCIAL STATEMENTS FILED AS EXHIBIT 99.1 TO THE ISSUER’S REPORT ON FORM 6-K FILED ON MARCH 18, 2020 (THE “PREVIOUS VERSION”). THE INDEPENDENT AUDITOR’S REPORT IN THE PREVIOUS VERSION WAS UNSIGNED. THIS ERROR HAS BEEN ADDRESSED AND THE INDEPENDENT AUDITOR’S REPORT IN EXHIBIT 99.1 HERETO HAS BEEN DULY SIGNED. THIS REPRESENTS THE ONLY DIFFERENCE BETWEEN THIS EXHIBIT 99.1 AND THE PREVIOUS VERSION.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation (Registrant) By: /s/ Steve Curtis
Dated: March 20, 2020	Name: Steve Curtis Title: CEO and Director

Exhibit	Description

99.1	Audited Annual Financial Statements